Exhibit 99.1

BANCO ITAÚ HOLDING FINANCEIRA S.A.	LPS BRASIL - CONSULTORIA DE IMÓVEIS S.A.
CNPJ 60.872.504/0001-23 Publicly Listed Company	CNPJ 08.078.847/0001-09 Publicly Listed Company

MATERIAL FACT

1.
BANCO ITAÚ HOLDING FINANCEIRA S.A. (“ITAÚ”) and LPS BRASIL - CONSULTORIA DE IMÓVEIS S.A. (“LOPES”), through its subsidiaries, has signed an association agreement for the promotion and offer of real estate-related financial products. The purpose of the partnership is to establish a promoter of real estate finance products (such as real estate mortgage credit with the emphasis on the secondary market, financing of durable goods destined for the real estate market and for property refurbishments), combining LOPES group’s real estate know-how and distribution channel with ITAÚ’s innovation and quality in financial products.

2.
This partnership encompasses the signature of the Association Agreement contemplating (i) the equal division between the partners of profits after the cost of capital, resulting from the distribution of real estate financial products and services, (ii) the creation of a real estate financial products promotion company held in equal proportions by ITAÚ and LOPES (“Promoter”) and (iii) the signing of commissioning agreements for the supply and commercialization of other financial products and services.

3.
ITAÚ will effect an initial cash payment of R$ 290 million to a subsidiary of LOPES (SATI - Assessoria Imobiliária Ltda.), for exclusive rights for a period of 20 years. Additionally, should the Promoter meet certain targets, a subsidiary of LOPES may potentially receive up to R$ 220 million over the period of 10 years. Pursuant to the practice already in place, ITAÚ will record these payments as anticipated expenses, recognizing them in results over the period the Association Agreement is in effect.

4.
The Promoter shall have a management board representing the parties equally and made up of four officers with a broad-based experience in the financial and real estate sectors. This company will also enjoy its own sales force and structure.

5.
LOPES is the largest real estate brokerage and consulting company in Brazil, reporting R$ 3.1 billion in contracted sales in the first nine months of 2007. It has a significant market share and a track record of more than 70 years.

6.	ITAÚ has an outstanding position in the Brazilian market with 23.4 million customers and loans totaling R$ 114 billion (September 30 2007).

7.
ITAÚ and LOPES are two leading domestic groups of recognized management excellence with premium brands. The association between the two institutions has the potential to leverage real estate sales, thus strengthening the Brazilian real estate mortgage market. Among the principal objectives of this initiative is to promote the growth of the secondary market by providing greater access to credit, thereby assuring that the association will enhance the satisfaction of its customers and create value for its shareholders.

São Paulo, December 28 2007

Alfredo Egydio Setubal	Roberto Martins Amatuzzi
Investor Relations Officer	Investor Relations Officer
BANCO ITAÚ HOLDING FINANCEIRA S.A.	LPS BRASIL - CONSULTORIA DE IMÓVEIS S.A.